ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2006
(expressed in Canadian dollars)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheet
As at March 31, 2006

(expressed in Canadian dollars)

	March 31, 2006 $	December 31, 2005 $
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	14,429,807	5,571,850
Goods and services tax recoverable	42,546	39,606
Prepaid expenses and deposits	401,312	166,658
Grants and other receivables	73,688	-

	14,947,353	5,778,114

Property and equipment	509,523	518,134

Acquired intellectual property	29,236,230	29,990,097

	44,693,106	36,286,345

Liabilities

Current liabilities
Accounts payable and accrued liabilities	791,549	670,166

Future income taxes	-	1,168,377

	791,549	1,838,543

Commitments (note 4)

Shareholders’ Equity

Common shares - no par value; unlimited shares authorized; 69,542,535 shares and 58,443,445 shares issued and outstanding, respectively (note 5)	51,660,787	45,989,189

Contributed surplus	10,870,213	4,779,409

Deficit accumulated during development stage	(18,629,443)	(16,320,796)

	43,901,557	34,447,802

	44,693,106	36,286,345
The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

/s/ Lorne Tyrrell	/s/ Douglas Gilpin
Lorne Tyrrell, Ph.D, M.D	Douglas Gilpin, CA
Director	Chairman

ViRexx Medical Corp.
(a development stage company)
(Unaudited)
Interim Consolidated Statement of Loss and Accumulated Deficit

(expressed in Canadian dollars)

	Three-month period ended
	March 31, 2006 $	March 31, 2005 $ (Restated - Note 3)

Revenue	-		-

Expenses
Research and development	1,543,667		912,984
Corporate administration	927,435		742,360
Depreciation and amortization	786,260		692,542
Gain on foreign exchange	5,364		18,613
Interest income	(67,632)		(53,104)
Debenture interest	-		15,353

	3,195,094		2,328,748

Loss before income taxes	(3,195,094)		(2,328,748)

Recovery of future income taxes	(886,447)		(625,915)

Net loss for the period	(2,308,647)		(1,702,833)

Accumulated deficit - Beginning of period	(16,320,796)		(8,250,419)

Premium on repurchase of shares	-		(78,745)

Accumulated deficit - End of period	(18,629,443)		(10,031,997)

		$	$

Basic and diluted loss per share	(0.04)		(0.03)

#			#

Weighted average number of common shares outstanding	63,842,333		53,745,499

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
(Unaudited)
Interim Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

	Three-month period ended
	March 31, 2006 $	March 31, 2005 $ (Restated - Note 3)

Cash provided for (used in)

Operating activities
Net loss for the period	(2,308,647)	(1,702,833)
Items not affecting cash
Debenture interest	-	15,353
Depreciation and amortization	786,260	692,542
Stock-based compensation	215,046	141,594
Unrealized foreign exchange loss	-	2,600
Future income taxes	(886,447)	(625,915)

	(2,193,788)	(1,476,659)
Net change in non-cash working capital items
(Increase) decrease in grants and other receivables	(73,688)	18,431
(Increase) decrease in goods and services tax recoverable	(2,940)	53,427
(Increase) decrease in prepaid expenses and deposits	(234,654)	85,699
Decrease (increase) in accounts payable and accrued liabilities	121,383	(137,412)

	(2,383,687)	(1,456,514)

Financing activities
Issuance of share capital	12,104,001	1,186,089
Repurchase of shares	-	(182,987)
Restricted cash	-	(931)
Share issuance costs	(838,575)	-

	11,265,426	1,002,171

Investment activities
Acquisition of property and equipment	(23,782)	(20,192)

Increase (decrease) in cash and cash equivalents	8,857,957	(474,535)

Cash and cash equivalents - Beginning of period	5,571,850	9,462,988

Cash and cash equivalents - End of period	14,429,807	8,988,453

Cash and cash equivalents comprised of
Cash on deposit	304,318	418,577
Short-term investments and deposits	14,125,489	8,569,876

	14,429,807	8,988,453

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
Notes to Interim Consolidated Financial Statements
(Unaudited)
March 31, 2006

(expressed in Canadian dollars)

1	Nature of operations

ViRexx Medical Corp. (the “Company” or “ViRexx”), amalgamated under the Business Corporations Act (Alberta), is a development-stage biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. The Company’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumours.

The Company began as Novolytic Corp. on October 30, 2000. ViRexx Research Inc. was incorporated under the Business Corporations Act (Alberta) on June 6, 2001 and on August 1, 2002 ViRexx Research Inc. amalgamated with Novolytic Corp. to continue as ViRexx Research Inc. (“ViRexx Research”). On December 23, 2003, ViRexx Research was amalgamated with ViRexx Medical Corp. and Norac Industries Inc. (“Norac”), to form and continue business as ViRexx Medical Corp. Norac was a public company whose shares were listed on the TSX Venture Exchange. On completion of the amalgamation with Norac, ViRexx became a listed company.

On December 10, 2004, pursuant to a plan of arrangement, the Company acquired all of the outstanding shares of AltaRex Medical Corp. (“AltaRex”) by issuing one-half of one common share in exchange for each issued share of AltaRex. Following the acquisition, the Company became listed on the Toronto Stock Exchange.

On December 23, 2005, the Company became listed on the American Stock Exchange.

2	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2005.

(1)

ViRexx Medical Corp.
Notes to Interim Consolidated Financial Statements
(Unaudited)
March 31, 2006

(expressed in Canadian dollars)

3	Accounting change

The acquisition of AltaRex, was originally treated as the acquisition of a business and accounted for in accordance with CICA 1581 Business Combinations. It was subsequently determined that AltaRex did not meet the definition of a business as described in Emerging Issues Committee Abstract 124 and therefore should have been accounted for as a purchase of assets. Financial statements for the year ended December 31, 2004 have been restated to reflect this treatment. The impact of the restatement on the income statement for the three-month period ended March 31, 2005 was a $664,494 increase in amortization expense, a $7,383 increase in debenture interest and a $625,915 increase in future income taxes recovered.

4	Commitments

At March 31, 2006, expected payments in each of the next five years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$
2006	1,015,301
2007	113,126
2008	115,885
2009	115,885
2010	115,885
Thereafter	48,285

1,524,367

5	Share capital

Authorized share capital

The Company is authorized to issue an unlimited number of no par value common shares.

	Common shares
	#	$

Balance - December 31, 2005	58,443,445	45,989,189
Private placement	10,909,090	6,595,637
Exercise of stock options	190,000	172,568
Share issue costs	-	(1,096,607)

Balance - March 31, 2006	69,542,535	51,660,787

(2)

ViRexx Medical Corp.
Notes to Interim Consolidated Financial Statements
(Unaudited)
March 31, 2006

(expressed in Canadian dollars)

Contributed surplus

$
Balance - December 31, 2005	4,779,409
Warrants granted	5,944,325
Exercise of stock options	(68,567)
Stock options issued	215,046

Balance - March 31, 2006	10,870,213

2006 Transactions

On February 16, 2006, the Company completed a private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.50 for a period of two years. Proceeds of the issue were allocated $5,404,363 to contributed surplus based on the estimated fair value of the warrants on the date granted. The broker for the private placement, Life Sciences Investment Inc. and Zoe Appleyard Ley, received cash of 7% of the gross proceeds and 1,090,900 broker warrants as a commission. Each broker warrant entitles the brokers to acquire one common share of the Company for $1.50 per share until February 15, 2008.

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. On June 16, 2005, the Company’s shareholders approved a new plan (the “Plan”). The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company. The Company has granted 7,424,749 stock options under the Plan of which 6,832,563 were outstanding and 5,516,399 were exercisable at March 31, 2006. The expiry date of outstanding stock options range from November 2, 2006 to March 28, 2016. A summary of transactions during the period is outlined below:

	Stock options #	Weighted average exercise price $

Balance - December 31, 2005	6,670,200	0.84
Granted	402,363	1.30
Cancelled	(50,000)	1.39
Exercised	(190,000)	0.55

Balance - March 31, 2006	6,832,563	0.81

(3)

ViRexx Medical Corp.
Notes to Interim Consolidated Financial Statements
(Unaudited)
March 31, 2006

(expressed in Canadian dollars)

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options will vest over a period of two years. Compensation expense arising from the options is recognized over the vesting period.

Stock-based compensation

The following weighted average assumptions were used in the Black-Scholes option pricing model for valuation of the 402,363 stock options granted during the current period.

Risk-free interest rate	4.11%
Dividend yield	0.0%
Expected life of the option	7	years
Volatility	57.0%

Stock-based compensation expense recorded for the three-month period ended March 31, 2006 was $215,046.

Warrants

As at March 31, 2006, the Company had 14,819,289 warrants outstanding at a weighted average exercise price of $1.51. The expiry date of outstanding warrants range from November 26, 2006 to February 15, 2008. A summary of transactions during the period is outlined below:

	Warrants #	Weighted average exercise price $

Balance - December 31, 2005	2,819,299	1.56
Granted	11,999,990	1.50

Balance - March 31, 2006	14,819,289	1.51

6	Subsequent event

On April 7, 2006, the Company completed a private placement of 800,000 units for gross proceeds of $1,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share warrant entitles the holder to purchase one common share of the Company at a price of $1.75 for a period of two years.

(4)